82-3481

INMET

MINING

02 FEB 13 AM 8:50

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Canada M5H 2S8

Tel: (1) 416-361-6400
Fax: (1) 416-368-4692
www.inmetmining.com

Inmet Mining Obtains $88 million Judgment in Troilus Litigation

02015129

January 15, 2002

SUPPL

Toronto, Ontario—Inmet Mining Corporation (IMN-TSE) announced that it has received judgment today in its British Columbia Supreme Court action against Homestake Canada, Inc. in connection with the failure of Homestake to complete the purchase of the Troilus mine located in northern Quebec. The judgment affirms Inmet's position that Homestake wrongfully repudiated its agreement to purchase the Troilus mine in 1997 and awards Inmet damages in lieu of specific performance in the amount of $88.2 million. Inmet understands that the complete judgment will be posted in due course on the website of the British Columbia Supreme Court at www.courts.gov.bc.ca

Inmet

Inmet is a Canadian based international mining company. Inmet's mining operations produce copper, zinc and gold, and Inmet's growth strategy is focused on finding quality base metal reserves. Inmet's current operating base consists of three competitive mining operations: Çayeli, Troilus and Ok Tedi.

This press release is also available at www.inmetmining.com. All dollar amounts are in Canadian dollars unless otherwise noted.

For further information contact:

Richard Ross
President and Chief Executive Officer
Inmet Mining Corporation
Tel: +1-416-860-3974
Fax: +1-416-361-0884
e-mail: rossr@inmet-toronto.com

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